UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42762

Dreamland Limited

(Exact name of registrant as specified in its charter)

RM 18E, Billion Plaza Phase 2
10 Cheung Yue Street, Cheung Sha Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Private Placement Transaction

On June 22, 2026, Dreamland Limited (the “Company”) entered into a securities purchase agreement (the “SPA”) with Imperial Vision Fund SPC Series 1 SP (the “Purchaser”), a segregated portfolio of Imperial Vision Fund SPC, a Cayman Islands incorporated company. Pursuant to the SPA, the Purchaser agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Purchaser, an aggregate of 320,000 Class A ordinary shares, par value US$0.00125 per share (the “Class A Ordinary Shares”), for a purchase price of US$3.75 per share, resulting in aggregate gross proceeds of US$1,200,000 (the “Private Placement”). The closing of the Private Placement occurred substantially concurrently with the execution of the SPA, subject to the satisfaction of customary closing conditions.

The Company intends to use the net proceeds from the Private Placement for general working capital and corporate purposes.

The Class A Ordinary Shares issued pursuant to the SPA have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are being issued in an “offshore transaction” to a non-U.S. person in reliance on Regulation S promulgated under the Securities Act. The Class A Ordinary Shares are subject to transfer restrictions and bear restrictive legends indicating that such securities have not been registered under the Securities Act, and may not be offered, sold, pledged or otherwise transferred except in compliance with Regulation S, pursuant to an effective registration statement, pursuant to an available exemption from the registration requirements of the Securities Act, or to the Company, in each case in accordance with all applicable state and federal securities laws. During the distribution compliance period applicable under Regulation S, the Purchaser may not offer, sell, pledge or otherwise transfer the Class A Ordinary Shares to, or for the account or benefit of, a U.S. person, other than pursuant to an effective registration statement or an available exemption therefrom.

The SPA includes customary representations, warranties and covenants by the Company and the Purchaser, and customary indemnification obligations in favor of the Purchaser.

The foregoing description of the SPA does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the SPA, which is filed as Exhibit 99.1 to this report on Form 6-K.

This report does not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Information Contained in This Report on Form 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1*	Securities Purchase Agreement, dated June 22, 2026, between Dreamland Limited and Imperial Vision Fund SPC Series 1 SP

* Certain portions of the exhibit have been omitted pursuant to Item 601(a)(6) of Regulation S-K. The registrant hereby agrees to furnish a copy of any omitted portion to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dreamland Limited
Date: June 23, 2026
	By:	/s/ Seto Wai Yue
	Name:	Seto Wai Yue
	Title:	Director and Chief Executive Officer